SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)*

PAYONEER GLOBAL INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

70451X104

(CUSIP Number)

Yitzhak Avidor

Viola Ventures III, L.P.

Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach, 4672530, Israel

+972-9-972-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 70451X104	Page 2 of 11 Pages

1.	Names of Reporting Persons Viola Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 15,076,129
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,076,129
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,076,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The percentage presented is based on 346,439,294 shares of the Issuer’s common stock issued and outstanding as of June 30, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2022.

CUSIP NO. 70451X104	Page 3 of 11 Pages

1.	Names of Reporting Persons Viola Ventures GP 3 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,076,129 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,076,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,076,129 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 15,076,129 shares of the Issuer’s common stock held by Viola Ventures III, L.P., for which the reporting person serves as the sole general partner and may therefore be deemed to share beneficial ownership. See Item 5.

(2)	The percentage presented is based on 346,439,294 shares of the Issuer’s common stock issued and outstanding as of June 30, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on August 12, 2022.

CUSIP NO. 70451X104	Page 4 of 11 Pages

1.	Names of Reporting Persons Shlomo Dovrat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 222,017
	8.	Shared Voting Power 15,076,129 (1)
	9.	Sole Dispositive Power 222,017
	10.	Shared Dispositive Power 15,076,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,298,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 15,076,129 shares of the Issuer’s common stock held by Viola Ventures III, L.P. The reporting person serves as a director of Viola Ventures GP 3 Ltd., the sole general partner of Viola Ventures III, L.P., and may therefore be deemed to share voting power and dispositive power with respect to these shares. See Item 5.

(2)	The percentage presented is based on 346,439,294 shares of the Issuer’s common stock issued and outstanding as of June 30, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on August 12, 2022.

CUSIP NO. 70451X104	Page 5 of 11 Pages

1.	Names of Reporting Persons Harel Beit-On
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to ITEMS 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 162,200
	8.	Shared Voting Power 15,076,129 (1)
	9.	Sole Dispositive Power 162,200
	10.	Shared Dispositive Power 15,076,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,238,329
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 15,076,129 shares of the Issuer’s common stock held by Viola Ventures III, L.P. The reporting person serves as a director of Viola Ventures GP 3 Ltd., the sole general partner of Viola Ventures III, L.P., and may therefore be deemed to share voting power and dispositive power with respect to these shares. See Item 5.

(2)	The percentage presented is based on 346,439,294 shares of the Issuer’s common stock issued and outstanding as of June 30, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on August 12, 2022.

CUSIP NO. 70451X104	Page 6 of 11 Pages

1.	Names of Reporting Persons Avi Zeevi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to ITEMS 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 162,200
	8.	Shared Voting Power 15,076,129 (1)
	9.	Sole Dispositive Power 162,200
	10.	Shared Dispositive Power 15,076,129 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,238,329
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 15,076,129 shares of the Issuer’s common stock held by Viola Ventures III, L.P. The reporting person serves as a director of Viola Ventures GP 3 Ltd., the sole general partner of Viola Ventures III, L.P., and may therefore be deemed to share voting power and dispositive power with respect to these shares. See Item 5.

(2)	The percentage presented is based on 346,439,294 shares of the Issuer’s common stock issued and outstanding as of June 30, 2022, as reported by the Issuer in its Form 10-Q/A filed with the SEC on August 12, 2022.

CUSIP NO. 70451X104	Page 7 of 11 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the statement of beneficial ownership on Schedule 13D originally filed on July 6, 2021 (the “Original Statement”) relates to the common stock, par value $0.01 per share (the “common stock”) of Payoneer Global Inc., a Delaware corporation (the “Issuer” or “Payoneer Global”). The principal executive office of Payoneer Global is located at 150 W. 30th Street, New York, NY 10001. This Amendment No. 1 amends and supplements the Original Statement. Capitalized terms appearing herein that are not otherwise defined shall have the respective meanings assigned thereto in the Original Statement.

This Amendment No. 1 is being filed by the Reporting Persons to report a decrease in the ownership percentages of the Issuer’s common stock held by each of the Reporting Persons to 4.4%, from 6.7%, as had been reported in the Original Statement.

The decrease in ownership is the result of the disposition by Viola Ventures III of an aggregate of 7,500,000 shares of the Issuer’s common stock (the “Disposed Shares”) pursuant to a series of transactions, which were effected on September 12-13, 2022. The transactions, which were carried out in succession and are reported together in this Amendment No. 1, consisted of the following:

Disposition by Viola Ventures III

(A)	Distributions by Viola Ventures III to Partners: Viola Ventures III distributed, for no consideration,: (x) 5,959,400 Disposed Shares to its limited partners (the “Distributed LP Shares”), including to Mr. Shlomo Dovrat, Mr. Harel Beit-On and Mr. Avi Zeevi; and (y) 1,500,000 Disposed Shares to its general partner, Viola Ventures GP 3, as carried interest (the “Distributed GP Shares”).

(B)	Sales by Viola Ventures III to Cover Taxes and Expenses: Viola Ventures III sold 40,600 Disposed Shares in open market transactions in order to cover certain tax liabilities and expenses, on September 12, 2022 (at the market price of $6.93 per share).

(x)	Distributed LP Shares:

a.	16,004 of the Distributed LP Shares were distributed by Viola Ventures III, for no consideration, to Viola Ventures GP 3 in respect of its limited partnership interest in Viola Ventures III, all of which shares were sold by Viola Ventures GP 3 in ordinary, open market transactions on September 13, 2022 (at market prices that averaged $6.29 per share); and

b.	357,115 of the Distributed LP Shares were distributed, for no consideration, to certain funds that are limited partners of Viola Ventures III and which are controlled jointly by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi, all of which shares were sold by those funds in ordinary, open market transactions on September 13, 2022 (at market prices that averaged $6.29 per share).

(y)	Distributed GP Shares: Viola Ventures GP 3 disposed of all of the Distributed GP Shares, of which:

a.	1,114,454 Distributed GP Shares were distributed by Viola Ventures GP 3, for no consideration, to persons and entities entitled to participate in the carried interest received by Viola Ventures GP 3 from Viola Ventures III, including to Mr. Shlomo Dovrat, Mr. Harel Beit-On and Mr. Avi Zeevi; and

b.	385,546 Distributed GP Shares were sold by Viola Ventures GP 3 in ordinary, open market transactions in order to cover certain tax liabilities and expenses on September 13, 2022 (at market prices that averaged $6.29 per share).

CUSIP NO. 70451X104	Page 8 of 11 Pages

Receipt of Disposed Shares by Reporting Individuals

While the shared (indirect) and overall beneficial ownership of common stock by the Reporting Individuals decreased as a result of the foregoing dispositions of Disposed Shares by Viola Ventures III, each of the Reporting Individuals received certain of the Distributed LP Shares and Distributed GP Shares from Viola Ventures III and Viola Ventures GP 3, respectively (an aggregate of 222,017 shares, 162,200 shares and 162,200 shares were received by Messrs. Shlomo Dovrat, Harel Beit-On, and Avi Zeevi, respectively), thereby acquiring direct ownership of those shares and thereby increasing his sole beneficial ownership of common stock.

Item 2. Identity and Background.

The identity and background information with respect to each of the Reporting Entities and the Reporting Individuals that appeared in Item 2 of the Original Statement is incorporated by reference in this Item 2 of this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Persons’ ownership of shares of common stock of Payoneer Global continues to be for investment purposes. The Reporting Persons intend to continue to review their investment in Payoneer Global and may, based on such review as well as other factors (including, among other things, their evaluation of Payoneer Global’s business, prospects and financial condition, amounts and prices of available shares of common stock, the market for Payoneer Global’s securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional shares of common stock or dispose of shares of common stock, either on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the remaining shares of common stock held by them.

Except as set forth herein, as of the filing of this Amendment No.1, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by Viola Ventures III or any of the other Reporting Persons of additional shares of common stock, or the disposition of shares of common stock that it or they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Issuer’s common stock to be delisted from a national securities exchange (such as The Nasdaq Stock Market LLC, on which the common stock is currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP NO. 70451X104	Page 9 of 11 Pages

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 1 are made on the basis of 346,439,294 shares of common stock issued and outstanding as of June 30, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2022.

(a) Each of the Reporting Persons may be deemed to beneficially own the number of shares, and percentage of the issued and outstanding common stock of the Issuer, set forth on its or his respective cover page to this Amendment No. 1. Such information set forth on those cover pages is incorporated by reference in this paragraph (a) of Item 5 of this Amendment No. 1. Viola Ventures III holds 15,076,129 shares of common stock, and it therefore possesses sole voting and dispositive power with respect to all of those shares. The remaining Reporting Persons may be deemed to possess shared voting and dispositive power with respect to all such 15,076,129 shares of common stock held by Viola Ventures III (representing 4.4% of the Issuer’s issued and outstanding common stock) due to their possession of direct (in the case of Viola Ventures GP 3) or indirect (in the case the Reporting Individuals) authority to make voting and investment decisions with respect to those shares, in light of their respective relationships with or to Viola Ventures III described in Item 2 of the Original Statement. Each of the Reporting Individuals furthermore directly holds shares of common stock (222,017 shares, 162,200 shares and 162,200 shares held by Shlomo Dovrat, Harel Beit-On, and Avi Zeevi, respectively), and therefore possesses sole voting and dispositive power with respect to those shares.

Each of the Reporting Persons disclaims beneficial ownership of all shares of common stock as to which beneficial ownership may be attributed to him or it, as appropriate, except to the extent of his or its pecuniary interest therein and except, in the case of Viola Ventures III and the Reporting Individuals, for the shares of common stock held directly by them.

Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any shares of the Issuer’s common stock.

(b) Viola Ventures III possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, 15,076,129 shares of the Issuer’s common stock, and all other Reporting Persons share power to vote and direct the vote, and shared power to dispose or to direct the disposition of, those 15,076,129 shares of the Issuer’s common stock, in each case as described in paragraph (a) of this Item 5 above. Shlomo Dovrat, Harel Beit-On, and Avi Zeevi furthermore individually possess sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of 222,017 shares, 162,200 shares and 162,200 shares of common stock, respectively.

(c) As described in Item 1 of this Amendment No. 1 (the contents of which are incorporated by reference in this paragraph (c) of Item 5), on or about September 12 to September 13, 2022, the following transactions were effected by the Reporting Persons:

Viola Ventures III distributed in-kind, for no consideration, (i) to its limited partners (including to the Reporting Individuals and certain funds that are limited partners of Viola Ventures III and which are controlled jointly by the Reporting Individuals), and general partner (Viola Ventures GP 3) (in respect of Viola Ventures GP 3’s limited partnership interest in Viola Ventures III), an aggregate of 5,959,400 Distributed LP Shares, and (ii) to its general partner (Viola Ventures GP 3), as carried interest, the 1,500,000 Distributed GP Shares.

Viola Ventures III also sold, on the open-market, an aggregate of 40,600 Disposed Shares (at a market price of $6.93 per share), in order to cover certain tax liabilities and expenses.

Viola Ventures GP 3, in turn, (x) distributed, for no consideration, 1,114,454 Distributed GP Shares, to persons and entities entitled to participate in the carried interest received by it, including the Reporting Individuals, (y) sold, on the open market, the remaining 385,546 Distributed GP Shares received by it, in order to cover certain tax liabilities and expenses, and (iii) sold in ordinary, open market transactions, the 16,004 Distributed LP Shares received by it in respect of its limited partnership interest in Viola Ventures III.

CUSIP NO. 70451X104	Page 10 of 11 Pages

The Reporting Individuals received (A) Distributed LP Shares from Viola Ventures III, for no consideration, in respect of their limited partnership interests therein, and (B) Distributed GP Shares from Viola Ventures GP 3, in respect of their participation in the carried interest received by Viola Ventures GP 3 as general partner of Viola Ventures III.

Certain funds controlled jointly by the Reporting Individuals received 357,115 Distributed LP Shares, for no consideration, in respect of their limited partnership interests in Viola Ventures III, and, in turn, sold all of those shares in ordinary, open market transactions.

Except as described in this Item 5(c), the Reporting Persons (including entities controlled by them) have not effected any transactions in the common stock during the 60-day period ended September 13, 2022.

(d) The various limited partners of Viola Ventures III have the right to receive dividends from, and proceeds from the potential sale of, the 15,076,129 shares of common stock held by Viola Ventures III.

(e) The Reporting Persons have ceased to beneficially own more than five percent of the Issuer’s common stock as of September 13, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Prior Disclosures

The contracts, arrangements, understandings or relationships, as set forth in Item 6 of the Original Statement, are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 –	Amended and Restated Registration Rights Agreement, dated as of June 25, 2021, by and among Payoneer Global Inc. (formerly known as New Starship Parent Inc.), FTAC Olympus Sponsor, LLC, FTAC Olympus Advisors, LLC, and the former holders of shares of common stock, preferred stock and warrants of Payoneer Inc. whose names appear on the signature pages thereto (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Payoneer Global Inc. with the SEC on July 1, 2021)

Exhibit 2 --	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

CUSIP NO. 70451X104	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola Ventures, III L.P.

	By:	Viola Ventures GP 3 Ltd.,
its general partner

	By:	/s/ Yitzhak Avidor
Name: Yitzhak Avidor

	By:	/s/ Avi Zeevi
	Name:	Avi Zeevi

Viola Ventures GP 3 Ltd.

	By:	/s/ Yitzhak Avidor
	Name:	Yitzhak Avidor

	By:	/s/ Avi Zeevi
	Name:	Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: September 15, 2022